8/23

06008937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

RECD S.E.C.
MAR 1 2006

SECURITIES AND EXCHANGE
RECEIVED
AUG 23 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SG Americas Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Anota **201-839-8948**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 03 2007
THOMSON FINANCIAL

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven Decicco / Oscar Anota, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SG Americas Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchanges, Inc.

CHRISTOPHER RUFFINO
Notary Public, State of New York
No. 01RU5050164
Qualified in ~~Putnam~~ Dutchess County
Commission Expires 12/5/09

Notary Public

Signature

Chief Financial Officer
Title

Signature

Controller
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SG Americas Securities, LLC

Statement of Financial Condition

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of SG Americas Securities, LLC

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SG Americas Securities, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2006

SG Americas Securities, LLC

Statement of Financial Condition

December 31, 2005

(in thousands)

Assets		
Cash		$ 2,491
Cash segregated under Federal and other regulations		25,030
Securities owned, at fair value	$1,466,585	
Securities owned, pledged to creditors	623,499	
Total securities owned		2,090,084
Securities purchased under agreements to resell		2,400,092
Securities borrowed		30,642,036
Securities received as collateral		96,266
Receivable from brokers, dealers and clearing organizations		1,106,084
Receivable from customers		13,728
Receivable from non-customers		318,399
Due from affiliates		40,023
Secured demand notes		150,000
Exchange memberships, at cost (market value $3,204)		858
Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation (net of accumulated depreciation of $211)		490
Other assets		50,658
Total assets		$36,936,239
Liabilities and member's equity		
Liabilities:		
Short-term bank loans		$ 224,099
Securities sold, not yet purchased, at fair value		179,731
Securities loaned		30,687,128
Obligation to return securities received as collateral		96,266
Payable to brokers, dealers and clearing organizations		335,546
Payable to customers		17,232
Payable to non-customers		3,995,068
Accounts payable, accrued expenses and other liabilities		195,730
Subordinated debt		640,000
Total liabilities		36,370,800
Member's equity		565,439
Total liabilities and member's equity		$36,936,239

See accompanying notes.

SG Americas Securities, LLC

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

SG Americas Securities, LLC (the "Company") is a Delaware limited liability company, and wholly owned subsidiary of SG Americas Securities Holdings, Inc. ("SGASH"), a Delaware corporation, which is a wholly owned subsidiary of SG Americas, Inc. ("SGAI"). SGAI is a wholly-owned subsidiary of Société Générale ("SG"). SG is a large diversified financial institution based in Paris, France. SG engages in three core businesses: retail banking and financial services, asset management, private banking, and securities services, and corporate and investment banking.

The Company provides a full range of investment banking services, including capital markets, securities, underwriting, mergers and acquisition, derivatives and program trading, as well as clearing, settlement and custodial services, primarily for affiliated companies. The Company services clients in such sectors as Financial Institutions, Oil & Gas, Power & Utilities, Sports Advisory, Gaming & Lodging, Media & Telecom, Aerospace & Defense, as well as large U.S. multinational clients.

The Company is registered under the laws of the State of Delaware and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers ("NASD"), and other regional exchanges.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities

Securities owned and securities sold, not yet purchased are stated at market value. Market value is generally based on published market prices or other relevant factors including dealer price quotations. Proprietary securities transactions and related brokerage and clearing expenses are recorded on a trade date basis.

Customers' securities transactions are recorded on a settlement date basis.

2. Summary of Significant Accounting Policies (continued)

Secured Finance Transactions

Securities purchased under agreements to resell, generally collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold plus accrued interest. Open repurchase and resale agreements are presented net in the accompanying statement of financial condition where net presentation is permitted in accordance with Financial Accounting Standards Board Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*. There were no securities sold under agreements to repurchase at December 31, 2005. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on resale contract amounts, as well as on securities borrowed and loaned transactions, and is included in receivable from brokers, dealers and clearing organizations and payable to brokers, dealers and clearing organizations, respectively, on the Statement of Financial Condition.

Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Furniture, Fixtures, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the Statement of Financial Condition date.

Income Taxes

The Company is a single member limited liability company that has selected to be disregarded for federal, state and local income tax purposes. As such, for U.S. tax purposes the activities of the Company are reported as part of its Member's tax filings.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are based on quoted market prices. Non-marketable warrant positions are valued to the extent publicly available information related to the underlying asset is available or from various option pricing models.

Accounting Developments

In December 2004, the FASB issued revised Statement of Financial Accounting Standards ("SFAS") No. 123(R) ("FAS 123(R)"), *Share-Based Payment*. FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The compensation cost is measured based on the fair value of the equity or liability instrument issued. The revised statement eliminated the previously available alternative to account for share-based payments in accordance with APB 25, which measured the compensation cost at its intrinsic value. FAS 123(R) is effective for the first interim or

2. Summary of Significant Accounting Policies (continued)

Accounting Developments (continued)

annual period that begins after June 15, 2005. Historically, the Company elected to apply APB 25 for all stock-based compensation. The Company does not expect that the adoption of FAS 123(R) will have a material impact on the Statement of Financial Condition.

In May 2005, the FASB adopted SFAS No. 154 ("FAS 154"), *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20, *Accounting Changes* and SFAS 3, *Reporting Accounting Changes in Interim Financial Statements*. In addition to new disclosure requirements, FAS 154 requires, unless considered impracticable, the use of the "retrospective" method for reporting voluntary changes in accounting principle, changes mandated by accounting pronouncements that do not specify transition provisions, and changes in the reporting entity. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. In adopting FAS 123(R), the Company does not anticipate making changes in valuations methods that would be required to be disclosed under FAS 154. The Company does not expect that the adoption of FAS 154 will have a material impact on the Statement of Financial Condition.

Financial Statement Presentation

Receivables and payables (including those resulting from contractual commitments, secured finance transactions, derivative transactions, and cash collateral) are reported net by counterparty, provided a legally enforceable master netting agreement exists and the Company has both the intent and ability to settle net.

3. Transactions with Related Parties

Balances with affiliated companies at December 31, 2005 are included in the accompanying Statement of Financial Condition under the following captions (in thousands):

Assets	
Cash	$ 1
Securities purchased under agreement to resell	2,400,092
Securities borrowed	514,667
Securities received as collateral	50,875
Receivable from brokers, dealers and clearing organizations	16,452
Receivable from customers	839
Receivable from non-customers	318,399
Due from affiliates	40,023
Secured demand notes	150,000
Other assets	1,458
Liabilities	
Short-term loans	$ 222,700
Securities loaned	21,860,389
Obligation to return securities received as collateral	50,875
Payable to brokers, dealers and clearing organizations	125,637
Payable to customers	416
Payable to non-customers	3,995,068
Accounts payable, accrued expenses and other liabilities	21,294
Subordinated debt	640,000

Further information with respect to short-term bank loans and subordinated debt with affiliates is presented in Notes 9 and 10, respectively.

3. Transactions with Related Parties (continued)

Pursuant to a retrocession agreement with SG, the Company acts as SG's agent and broker in the United States markets for the purchase and sale of equity, equity derivative and debt securities for which it earns commissions. Receivables from these commissions total $17.7 million and are included in due from affiliates. SG's trading balances from this activity total $208.3 million and $3.96 billion and are included in receivable from and payable to non-customers, respectively.

The Company operates a match book for SG's international stock borrow and loan business where the Company primarily borrows from third party counterparts and lends to SG. At December 31, 2005, the value of securities borrowed and loaned were approximately $496 million and $21.8 billion, respectively. Other affiliated securities borrowed and loaned transactions were approximately $18.7 million and $16.3 million, respectively. Interest receivable and interest payable from these transactions totaled $5.5 million and $97.2 million respectively and are included in receivables from and payables to brokers, dealers and clearing organizations. Other interest payable to affiliates totals $14.4 million and is included in payables to brokers, dealers, and clearing organizations. Related commissions receivable from these transactions total $4.4 million and are included in due from affiliates.

The Company acts as a "Trading Advisor" for the Lyxor/Amber Fund Limited and Topaz and in this capacity receives a management and incentive fee according to the trading advisory agreement. As of November 2005 the Company is no longer providing trading advisory services for the Lyxor/Amber Fund. Fees receivable from this activity total $9.4 million and are included in due from affiliates.

The Company's excess cash is invested in securities purchased under agreements to resell arrangements ("reverse repos") with SG's New York branch. These reverse repos are collateralized by U.S. government and agency obligations and are monitored daily for credit exposure.

The Company provides securities clearing, settlement and custody services for various affiliates. Related balances are reflected in receivables from and payables to non-customers and payables to brokers, dealers and clearing organizations on the Statement of Financial Condition total $109.2 million, $36.2 million and $14 million, respectively.

3. Transactions with Related Parties (continued)

Securities transactions by foreign affiliates of the Company with U.S. investors are affected through the Company. Receivables from these transactions total $8.9 million and are included in due from affiliates.

Payables to affiliates related to service fees and securities transactions are included in accounts payable, accrued expenses and other liabilities.

4. Pension Plan

The Company is a participant in the Société Générale Savings and Investment Retirement Plan (the "Plan"), a defined contribution plan. Employees are entitled to participate, based upon certain eligibility requirements as defined by the Plan. The Company's contributions are equal to a specified percentage of the participant's contributions as defined by the Plan.

The Company is also a participant in two pension plans, the Société Générale U.S. Operations Pension Plan and the SG Pension Plan (collectively the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans, which are administered by SG.

The Company's allocated share of the pension obligation as of December 31, 2005 is approximately $2 million and is included in accounts payable, accrued expenses and other liabilities.

5. Deferred Compensation

The Company has a deferred compensation liability of $52.2 million included in accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition. The liabilities related to this deferred compensation plan are joint and several with SG. The Company sponsors a voluntary deferred compensation plan for eligible employees. Contributions are made on a tax deferred basis. Participants are allowed to invest in alternative investment funds and the value of the deferred compensation liability may fluctuate based on the change in value of the indexed funds.

5. Deferred Compensation (continued)

The Company requires selected employees to defer a portion of their performance related compensation. Participants are allowed to invest in alternative investment vehicles, which vest over three years. Similar to the voluntary deferred compensation plans, the value of the vested deferred amounts may change in value based on the performance of the indexed funds. The Company has recorded a liability of $14.9 million included in accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition, which represents the amount vested through December 31, 2005.

The Company's employees participate in SG's various stock incentive plans. The Company accounts for SG's stock based compensation plans in accordance with the intrinsic value method prescribed under APB Opinion 25, "Accounting for Stock Issued to Employees".

SG has provided certain employees of the Company with options to purchase shares of SG stock. Such options have been granted to employees of the Company with exercise prices equal to the average of the opening trading price of SG shares on the Euronext Paris SA exchange during the 20 trading days prior to the date of grant. Generally, the options become exercisable upon the completion of a three year vesting period and expire seven years from the date of grant.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at fair value, consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
Equity securities	$2,090,084	$179,725
Corporate debt securities	–	6
	$2,090,084	$179,131

6. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned, pledged to creditors represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

7. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2005 consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 66,077	$138,122
Clearing organizations	157,389	38,510
Fees and commissions	147,297	158,914
Net unsettled trades	735,321	–
	$1,106,084	$335,546

Securities failed to deliver and receive represent the contract value of securities, which have not been delivered or received by the Company on settlement date.

Receivable from clearing organizations primarily represents deposits that enable the Company to participate in the respective clearing organization's clearing activities. Payable to clearing organizations primarily represents amounts due pursuant to overnight securities lending arrangements with a clearing organization.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2005, the Company had net capital of $832.7 million, which was $831.2 million in excess of the net capital requirement of $1.5 million.

8. Regulatory Requirements (continued)

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC"), the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2005, the Company had a customer reserve requirement of $16.3 million. At December 31, 2005, the Company had $25 million segregated on deposit for the exclusive benefit of customers.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") calculation, as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2005, the Company had no PAIB reserve requirement.

9. Short-term Bank Loans

At December 31, 2005 the Company has unsecured borrowings totaling $222.7 million that are payable to affiliates. These unsecured borrowings generally mature within 90 days and pay interest at a rate of 4.24% on the $22.7 million loan and 4.3% on the $200 million loan.

10. Subordinated Debt

Subordinated debt funding is provided by affiliated companies. Subordinated debt is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated debt may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

At December 31, 2005 subordinated debt totaled $640 million and consisted of cash subordinated agreements of $270 million with an interest rate of three month Libor + 70 bps, $220 million with an interest rate of three month Libor + 50 bps, and secured demand notes of $150 million, with an interest rate of .125%. All of the aforementioned mature in June 2007. The fair value of the subordinated debt approximates carrying value as of December 31, 2005.

11. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and hedging needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized in the financial statements. Based upon the credit quality of counterparties, collateral values and past loss experience, management of the Company believes the consummation of these commitments will have no material adverse effect on the Company's financial position or operating results.

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations, and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of affiliates, institutional investors including other brokers or dealers, commercial banks, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Financial futures and options are held primarily for economic hedging purposes. As a writer of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instrument underlying the option. As a result of writing option contracts, the Company is obligated to purchase or sell at the holder's option, the underlying financial instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Risk arises from the potential inability of counterparties to meet the terms of their contracts, as well as from movements in securities values, currency exchange rates, and interest rates. Counterparties to the Company's financing activities are primarily financial institutions, including banks, brokers and dealers. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate.

11. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

The following summarizes the fair value of the Company's positions in derivative financial instruments at December 31, 2005 (in thousands):

	December 31, 2005	
	Fair Value	
	Assets	Liabilities
Futures purchased/sold	$38,627	$3,827
	$38,627	$3,827

The Company has margin requirements for futures with an affiliate, Fimat USA, Inc. of $96.7 million at December 31, 2005 that are satisfied by a pledge of U.S. Treasury securities subject to resale agreements of $126.1 million.

The fair value of futures contracts with Fimat are reported net along with cash margin balances and included in receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition in the amount of $10.9 million.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

Secured financing transactions, including securities purchased under agreements to resell, securities borrowed and securities loaned are generally collateralized by cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring client credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrow and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2005, the Company obtained securities with a fair value of approximately $33 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under both proprietary and customer short sales.

11. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

In accordance with Financial Accounting Standards Board released SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amounts received and a corresponding obligation to return them. At December 31, 2005, these amounts totaled $96 million and are reflected as securities received as collateral and obligation to return securities received as collateral on the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance-sheet risk, are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are based on quoted market prices. Non-marketable warrant positions are valued to the extent publicly available information related to the underlying asset is available, or from various option pricing.

12. Commitments and Contingent Liabilities

In the normal course of business, the Company may be named as a defendant in lawsuits, arbitration and administrative claims. At December 31, 2005, the Company was subject to regulatory investigations. Although there can be no assurances as to the ultimate outcome, the Company has established reserves that it believes are adequate at this time. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial position. The Company generally believes it has meritorious defenses and intends to defend itself vigorously against all claims. Following are summaries of the Company's pending regulatory matters.

The Securities and Exchange Commission ("SEC") has conducted an investigation arising out of the proprietary trading activities of Guillaume Pollet, a former proprietary trader for SG Cowen who was terminated by SG Cowen in 2001 for violating firm policy and misleading the firm's management about certain of his trading activity. The trading activity at issue involved private placements in public equity, or so-called "PIPEs". SG Cowen conducted an internal investigation and reported the matter to several regulatory agencies,

12. Commitments and Contingent Liabilities (continued)

including the SEC, in December 2001. Pollet pled guilty to insider trading in violation of Section 10(b) of the Securities Exchange Act of 1934, and was sentenced in December 2005 to two months' imprisonment by the United States District Court for the Eastern District of New York. SG Cowen received a Wells Notice in July 2004, and submitted a response in August 2004. Based on subsequent discussions with the Staff of the SEC, the Company believes that we will be able to resolve this investigation in a manner that will not have a material impact on the Company, which expects to reimburse SG Cowen for any fine or monetary sanction that may be imposed by the SEC because the activity of Pollet was conducted in a division of SG Cowen that is now part of the Company.

The NASD conducted an investigation of compliance by SG Cowen's former high yield trading desk (which is now part of the Company) with NASD Conduct Rule 2440 and IM-2440 concerning mark-ups on certain high-yield bond trades. The matter has been resolved.

In addition, the Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees, Including Indirect Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.